UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 18, 2018

_____

In the Matter of

IMAG Group, Inc.
144 Woodside Court
Safety Harbor, Florida 34695

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No. 333-186195

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IMAG Group, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

IMAG Group, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 18, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary